Fidelity Southern Corporation
3490 Piedmont Road, Suite 1550
Atlanta, Georgia 30305

July 21, 2015
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549
Attention: Era Anagnosti

Re:    Fidelity Southern Corporation (the “Registrant”)
Registration Statement on Form S-3 (File No. 333-205703)

Dear Ms. Anagnosti:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act, on Friday, July 24, 2015 at 9:00 a.m. Eastern Time, or as soon thereafter as practicable.
In connection with this request, the Registrant hereby acknowledges that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Fidelity Southern Corporation

By: /s/Stephen H. Brolly
Name: Stephen H. Brolly
Title: Chief Financial Officer